

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2012

<u>Via E-mail</u>
Jun (Charlie) Huang
President
A & C United Agriculture Developing Inc.
Oak Brook Pointe, Suite 500
700 Commerce Drive
Oak Brook, Illinois 60523

> **Re:** **A & C United Agriculture Developing Inc.**
> **Registration Statement on Form S-1**
> **Filed on January 19, 2012**
> **File No. 333-179082**

Dear Mr. Huang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that aside from shares acquired by the founders, all other shares were purchased or acquired at a price of $0.10 per share. Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $0.10. It would appear that the publicly-tradable shares offered pursuant to this prospectus should be more valuable than shares that were privately placed. This suggests that the $0.10 per share price of the shares you are registering here is not a bona fide sales price. Your explanation should address the fact, as appropriate, that the $0.10 per share price was the original price paid by selling shareholders and that this prohibits them from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay any additional filing fee.

Cover Page

2. Please include a "Subject to Completion Legend," as requested by Item 501(b)(10) of Regulation S-K or advise.

Summary Information, page 5

3. To the extent that you discuss future business plans here the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

4. Please revise to disclose your monthly "burn rate" and how long you anticipate your present capital will last at that rate. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment. Please also disclose your losses since inception and during your most recent interim stub.

5. Please also disclose in the opening paragraphs that you are a development stage company.

The Offering, page 6

6. Please revise here and throughout to clarify that there is no guarantee that your common stock will ever be quoted on the OTC Bulletin Board.

Risk Factors, page 6

7. Please revise to add risk factors that discuss that it may not be possible for you to have adequate internal controls because two officers hold a significant majority of your shares, and the risk that there may not be funds available for net income because these officers will determine their salary and perquisites or explain why these risk factors are not necessary.

8. Please add a risk factor to disclose that your officers have other business activities, and discuss the potential conflicts that exist as a result of these other commitments. Also discuss the amount of time they are able to dedicate to your business given these other business activities. While your disclosure on page 23 indicates that they will terminate some business activities once your shares are quoted on the OTCBB, please clarify here and on page 23 that there is no guarantee that your shares will ever be quoted on the OTCBB, or that these officers will terminate such activities even if the shares are eventually so quoted.

<u>Any decrease in the availability, or increase in the cost, page 7</u>

9. Please revise this risk factor subheading to remove the implication that you are already purchasing and reselling seeds. Similarly revise the subheading of the risk factor, "We face increasing competition," at page 8 and throughout the risk factor section, as applicable.

<u>Our revenue will decrease if there is less demand for agricultural seeds, page 7</u>

10. Please revise the heading and body of this risk factor to clarify that you have not generated any revenue since inception.

<u>If we are unable to acquire sufficient raw materials, page 10</u>

11. Given that you have not yet generated revenue, please revise the disclosure in your first sentence of this risk factor to clarify that you currently have no customers. Similarly revise to clarify the subheading and lead in sentence to the "Risks Related to our Operations in China," at page 10 to clarify that you currently do not have customers.

<u>Our management has limited experience in managing the day to day operations, page 10</u>

12. Please revise to provide an estimate of the additional costs you expect to incur as a public company and address any risk of the ability of your company to absorb such costs.

<u>Selling Shareholders, page 15</u>

13. Please note that certain family members are deemed to beneficially own the shares held by other family members. Please confirm that your selling shareholders table is accurate in this regard or revise if necessary.

<u>Directors, Executive Officers, Promoters, and Control Persons, page 23</u>

14. Please revise throughout to ensure proper grammar, as there are many instances where it might be difficult for an investor to understand the disclosure as currently written. As way of an example only, please see the biographical information provided on page 23 and the Description of Business section beginning on page 28.

15. Please expand your disclosure to briefly discuss what you mean by "doing seeds business" when referencing the company, America Brilliance Corp., that Mr. Liu started in 2008. Also, please clarify if this is the "side job" you refer to later in the paragraph, and provide more detail regarding what you mean by a side job. In addition, to the extent Mr. Liu will continue working at Accenture, please clarify whether his role in your company will also constitute a part-time commitment, and if so revise to disclose the percentage of time he expects to dedicate to your business.

16. Please provide support for your statement that Mr. Liu brings a "deep solid understanding about both Chinese and American culture, value systems." In addition, please provide support for your disclosure the Mr. Liu has "unique, long-term, strategic vision about this company and strong execution capabilities," or revise to remove.

Description of Business, page 28

17. Please revise to clarify how long you expect to focus your sales initiatives on China, and an realistic timeframe upon when you expect to sell vegetable seeds in "all areas of the world" and the material steps necessary to get sales going in China and elsewhere.

18. Please expand your disclosure to discuss the basis for your decision to focus on selling broccoli, squash, and cabbage seeds. Please also explain what it means that your will sell high quality "hybrid" seeds.

19. Please expand your disclosure to discuss how you will identify and target growers that have existing exporting contracts for their final products. Also, define what you mean by "major" vegetable producers located in China. In addition, it is unclear what you mean that your target customers will be located from "North to South and East to West of China," and whether you are saying that your target market is all of China or if it includes neighboring countries that are east or west "of China." Please revise to clarify.

20. Please revise the last sentence of penultimate paragraph of page 29 to state as a belief.

Supply and Trial Cycle, page 30

21. Please expand your disclosure to provide greater detail about how you intend to indentify farms that are willing and able to spend over a year to determine if a particular seed may be successful in their region, and discuss any obstacles you expect in reaching commitments with such farms. Also, please add a risk factor to discuss the trial cycle and any related risks, particularly given that you will also not be offering a right of return.

Our Competition and Our Market Position, page 30

22. Please revise to frame the discussion in this section, and throughout the business section, in a way that clarifies you have yet to commence operations. By way of example, please revise to state you "will face competition," rather than "you face competition."

23. Please provide support for your belief that you have a competitive advantage over many large companies. In addition, discuss in greater detail the competition you face from smaller and mid-sized seed companies.

24. We note the disclosure that you have not been involved in the GMO breeding program. Please expand your disclosure to define the term GMO, and also clarify whether you intend to only purchase seeds that have not been genetically modified. We also note your disclosure that "many of the customer we service around the world demand GMO-free

products." Please revise to clarify that you do not yet have any customers, and revise to delineate between your business as it currently exists and the anticipatory nature of your proposed operations.

25. Please provide support for your assertions that you have "strong personal relationship with growers across China" and that even as a new company you have a "reputation for high quality varieties of seed" or revise to remove.

Environmental and Regulatory Matters, page 31

26. Please expand your disclosure to briefly discuss the material laws and regulations applicable to your business operations in China. Specifically address any laws, regulations or restrictions regarding selling vegetable seeds cultivated outside of China into China. Please also provide specific risk factor disclosure, if applicable, regarding selling seeds into China.

Management's Discussion and Analysis of Financial Condition, page 32

27. Accompanying the chart on page 34, please provide disclosure regarding the source of funds for the estimated costs of the listed events. If you will need additional financing, and none is currently available, please revise to make that clear in disclosure accompanying the chart.

Liquidity and Capital Resources, page 36

28. Please expand your disclosures in the final paragraph on this page to specifically state that your auditors have indicated in their report that your lack of revenues raises substantial doubt about your ability to continue as a going concern.

Report of Independent Registered Public Accounting Firm, page F-3

29. Please file an amended Form S-1 that includes an audit opinion referencing the proper periods on which an opinion is given in the first paragraph. Specifically, you have referenced the statements of loss, shareholders' equity, and statements of cash flows for the year ended September 30, 2011 as opposed to the period from inception (February 7, 2011) through September 30, 2011. In addition, if you elect to also include duplicative cumulative period columns, you should opine on those columns as well.

Statement of Loss, page F-5

30. The column on the left should be labeled as the period from inception (February 7, 2011) through September 30, 2011. You have not included a Statement of Loss for the year ended September 30, 2011 in the filing. Our comment applies to your Statement of Cash Flows as well.

Statements of Cash Flows, page F-7

31. Please revise your statements of cash flows to present the cash received as a result of a shareholder loan as a financing activity, or tell us why you believe such a revision is not necessary.

Consent

32. Your consent should make reference to statements of loss, shareholders' equity and statements of cash flows for the period from inception (February 7, 2011) through September 30, 2011. If you elect to also include duplicative cumulative columns, your consent should make reference to these columns as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc (via E-mail): Michael T. Williams, Esq.